British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	February 28, 2003	03/04/29

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	03/04/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	03/04/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended February 28,2003

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

(1)	See Schedule “A” Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.

(2)	See Schedule “A” Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of	Quarter	Year to Date
	Transactions
Companies related to
the President of the
Company	Management fees	$7,500	$22,500
	Rent	2,500	7,200

Vice President	Administration fees	13,500	22,500

Director	Secretarial fees	8,923	9,568

See Schedule A - Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER:

(a)	See Schedule A - Note 12 for securities issued during the quarter.

(b)	50,000 options were granted to one individual at a price of $0.40 per share expiring five years from the date of granting.

4.	SUMMARY OF SECURITIES AS AT FEBRUARY 28, 2003:
	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT APRIL 29, 2003:

List of Directors:	List of Officers:
John Robertson	John Robertson - President and Secretary
Jennifer Lorette	Jennifer Lorette - Vice President
Susanne Robertson	Susanne Robertson - Chief Financial Officer
Monique van Oord	Yale Hirsch - Vice President of Corporate Affairs

TERYL RESOURCES CORP.

Quarterly Report to Shareholders for the Quarter Ended February 28, 2003 SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the quarter ended February 28, 2003 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have gold, silver, diamond and oil and gas properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details). Additional drilling (3,500 feet), trenching (1,900 feet) was completed this year on the Main Gil, North Gil and other targets on the Gil claims.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2003 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district. See Schedule “A” Note 7C.

Teryl has subsequently entered into an agreement with BHP Diamond, Inc. through its 40% interest in its subsidiary International Diamond Syndicate along with Major General and Southern Era Resources. BHP will perform specific exploration on the N.W. Territories claims (70,000 acres) to locate a kimberlite pipe. The International Diamond Syndicate has a 16% interest in the joint venture with Major General and Southern Era Resources.

Results of Operations for the period ended February 28, 2003 (“2003”) compared to the period ended February 28, 2002 (“2002”)

Results of operations was a net loss of $ 255,298 ($0.011 per share) as compared to a net loss of $ 49,835 ($0.002 per share) for 2002.

In 2003 the Oil and Gas operations had net income of $ 9,242 compared to a net income of $ 5,071 in 2002, which was mainly due to the reworking of the Herrmann and Jancik wells resulting in increased production revenue and also due to increased oil and gas prices.

In 2003 most expenditures were increased since the Company has been making a determined effort to raise financing in order to carry out its mineral property exploration and development programs. The administration expenditures for the 2003 period amount to $ 265,240 compared to $ 81,174 in 2002.

Significant events and highlights

On December 10, 2002, further to our earlier news release, the Company announced that the joint venture drill program with Kinross Gold (TSE: K) commenced in late September, 2002 on the Gil claims, Fairbanks, Alaska and will be completed during December.

On December 11, 2002, the Company announced pursuant to its News Releases dated October 22, 2002, whereby the Company disclosed that it had arranged a private placement of an aggregate of 1,500,000 units in the capital stock of the Company to various investors at a price of $0.10 per unit, the Company received regulatory acceptance of the private placement. Each unit consists of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year with expiry dates ranging from October 22 to October 28, 2003 and $0.15 in the second year with expiry dates ranging from October 22 to October 28, 2004. The common shares forming part of the units are subject to a hold period expiring 4 months from the date of issuance for the units, which hold period expires April 11, 2003.

On December 16, 2002 the Company announced that it has granted incentive stock options to an individual to purchase up to 50,000 common shares at a price of $0.40 per share, exercisable for a period of five years from the date of granting. The granting of the options is subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 22, 2001.

On December 17, 2002, the Company announced pursuant to its News Releases dated March 5, 2002, whereby the Company disclosed that a joint venture had been completed for a 50% interest in 30 Fish Creek claims in Alaska, that the Company received regulatory acceptance of the property-asset acquisition. Teryl Resources Corp. has issued 200,000 shares to Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) that are subject to a hold period expiring 4 months from the date of issuance for the shares, which hold period expired April 16, 2003.

On December 19, 2002 the Company announced pursuant to its News Releases dated March 5, 2002, whereby the Company disclosed that an option agreement had been completed for a 50% interest in 30 Fish Creek Claims (the “Property”) in Alaska, subject to Linux Gold Corp’s option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000.00 U.S. on the Property that it has now received regulatory acceptance of the property-asset acquisition. Teryl Resources Corp. issued 200,000 shares to LinuxWizardry Systems, Inc. subject to a hold period expiring 4 months from the date of issuance for the shares, which hold period expired April 16, 2003.

On January 7, 2003 the Company announced receipt from our partner Kinross Gold Corporation of additional encouraging drilling results at the Gil Joint Venture property in the Fairbanks Mining District, Alaska.

  Infill drilling on the Main Gil deposit area in hole # 02-264 intercepted 220’ of economic mineralization including 80’ of 0.06 opt gold.

  Infill drilling at the North Gil deposit area succeeded in intercepting significant grades and thickness in the southwestern portion of the North Gil resource area where previous drilling has been limited.

Table 1: Results from the 2002 Gil JV drilling program. All analytical work done by ALS Chemex.

Hole / Trench	Prospect	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt	Gold (Au) gpt
GVC02-262	North Gil	65	80	15	0.095	3.26
and	North Gil	200	210	10	0.087	2.98
GVC02-263	North Gil	75	90	15	0.040	1.36
and	North Gil	375	385	10	0.073	2.49
and	North Gil	500	525	25	0.072	2.48
and	North Gil	720	725	5	0.105	3.59
and	North Gil	920	975	55	0.046	1.56
GVC02-264	Main Gil	20	175	155	0.046	1.57
including	Main Gil	20	100	80	0.060	2.04
and	Main Gil	110	175	65	0.035	1.20
GVC02-265	Sourdough Ridge	420	430	10	0.033	1.13
GVC02-266	Slippery Creek	20	40	20	0.078	2.67

Additional information will be released pending receipt of the 2002 Gil JV Final Report.

On February 3, 2003 the Company announced that the exploration permit has been submitted to the Alaska Department of Mines to drill the Fish Creek Claims. Drilling is expected to commence in early February to test several magnetic anomalies for a potential lode and placer gold deposit.

On February 20, 2003 the Company announced that drilling had begun on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit. The drill fence planned will extend NW-SE approximately parallel to Too Much Gold Creek and will consist of 6 drill holes to an estimated depth of 200 feet. The current budget will allow an additional 300 feet of drilling as needed to deepen planned holes or drill additional holes. The targets selected will test for both lode and placer gold mineralization.

At least one hole will target a coincident magnetic high on the left limit bench of Fish Creek opposite the mouth of Too Much Gold Creek in an area where previous drilling indicated $10/yd3 values (gold price used unknown). All of the holes that intersect gravel will be tested for alluvial gold as well as lode gold.

The second target to be tested is the potential for skarn-hosted gold-arsenic-bismuth mineralization similar to that on the adjacent Gil claims. Once each hole has reached the gravel-bedrock interface, drilling will extend 50 to 100 feet into bedrock to determine its potential for lode mineralization. In the event significant retrograde alteration is seen in a given hole, such holes will be drilled deeper. The rig geologist will be on-site full-time and will make this determination as needed.

Samples will be collected on five-foot centers and will be bagged on-site and shipped directly to XRAL Laboratories’ sample preparation facility in Fairbanks, Alaska. All samples will be analyzed for gold via fire assay techniques plus a multi-element suite via ICP-MS methods.

On February 26, 2003 the Company announced it had retained National Media Associates, of La Cañada, California, as a consultant to provide financial relations, media relations and public market development services. The main duties of the investor relations program are to introduce the Company to a resource oriented retail, brokerage and money manager community through programmed contacts, mailings, and management meetings. The fees for the services shall be computed at a monthly rate of US$5,000 and the company shall issue a corporate stock option to the consultant for 350,000 shares of Teryl Resources Corp. at $0.40 per share for a three-year term, subject to regulatory approval.

Subsequent Events

On March 4, 2003 the Company announced that it granted incentive stock options to individuals for up to 175,000 common shares at a price of $0.40 per share, exercisable for a period of five years from the date of granting.

On March 6, 2003 the Company announced the proposed exploration budget for the Gil joint venture in 2003 has been received from Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold Corporation (TSX- K; NYSE-KGC). The program will focus on fully defining the limits of the gold deposits at the Main and North Gil and conducting in-fill drilling of previously tested areas to increase confidence in the resource.

The first phase budget of US$830,000 is planned for 2003. This program would allow for the drilling of approximately 60 holes (25 core and 35 RC) for a total of 17,000 feet as a first phase of exploration, primarily in the North Gil and Main Gil zones.

Success with the first phase of the 2003 exploration program would require follow-up drilling to advance resources towards reserve status. A second phase of exploration drilling in 2003 would include drilling an additional 74 holes totaling approximately 22,000 feet. The second stage of work is estimated to cost US$590,000.

According to the Fairbanks Gold Mining, Inc. (100% owned by Kinross Gold Corporation), preliminary metallurgical testing of mineralization from the Main Gil deposit returned recoveries similar in many respects to the Fort Knox ore. Test results from the North Gil show recoveries decreasing with depth, but an average recovery on the order of 85 to 86 percent. The project location near the Fort Knox Mine and the favorable metallurgical results suggest the resources have the potential to be economic.

On March 19, 2003 the Company announced it had been notified by the Company’s geological consultant, Avalon Development Corp., that the Fish Creek reverse circulation drilling program was completed. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization.

Hard rock samples have been submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples have been bagged and stored in our warehouse awaiting warmer weather to process them.

Additional core drilling will be recommended on the Phase II exploration program based on favorable results from the current drilling program.

On March 28, 2003, the Company announced it is negotiating a private placement for $ 1,500,000 at $ 0.35 per unit. Each unit will consist of one common share and one warrant to purchase one share at a price of $ 0.45 in the first year and $ 0.55 in the second year. The private placement funds will be used to finance the 2003 exploration programs in Alaska including the Gil gold property, a joint venture with Kinross Gold. The Company also plans to drill its 100% owned West Ridge property, located two miles south of the True North gold deposit. Details will be announced when the private placement is finalized.

On March 31, 2003 the Company announced that it will issue up to 735,000 shares at a price of $0.35 per share to settle debt in the amount of $220,500, subject to regulatory approval and debt holders approval.

On April 24, 2003 the Company announced that is has been notified by its joint venture partner Kinross Gold Corporation that the first phase exploration program, budgeted at US$830,000, has commenced on the joint venture Gil project. A second phase of exploration drilling in 2003 is estimated to cost US$590,000, for a total of US$1,420,000. Approximately 60 holes will be drilled in the first phase for 17,000 feet of core and R/C drilling, and 74 holes will be drilled for a total of 22,000 feet in the second phase.

The 2002 drill program on the Gil joint venture tested portions of the North Gil and Main Gil deposits and the Sourdough Ridge anomaly on Teryl’s joint venture land. Several notable drill holes came from this 2002 drill program:

  North Gil encountered 15 feet of 0.095 ounces per ton at a depth of 65 feet from the surface.
  At Sourdough Ridge a hole intersected 15 feet of 0.49 ounces of gold per ton at a depth of 95 feet.
  An isolated drill hole on All Gold Creek located on the western end of the new scarn zone encountered a 15 foot interval of 0.228 ounces of gold per ton at a depth of 265 feet.

The 2003 drill program is designed to upgrade the currently defined resources and expand the mineralization at the Main Gil and the North Gil zones, as well as extend those mineralized zones to the east and the northeast. In addition, the program seeks to establish the presence of substantial mineralization at the Sourdough Ridge and scarn grid targets.

Special Resolutions passed by Shareholders

At the Annual General Meeting held November 20, 2000, a motion was passed to increase the authorized common and voting shares from 30,000,000 to 100,000,000 without par value.

At the Annual General Meeting held January 22, 2003, a motion was passed that, at the discretion of the board of directors of the Company, the name of the Company be changed to Teryl Gold Inc. or such other similar name as may be acceptable to the directors of the Company in their discretion.

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY

The Company did not issue any shares in 2002. In the Quarter ended February 28, 2003, 1,787,500 shares were issued to net the treasury $ 184,875 - See Schedule A, Note 12.

In 2003, the Company received loans, on a net basis, of $ 88,247 from related companies. Of the total cash raised of $ 273,122 from financing and investing activities less an opening cash deficit of $ (5,344), $ 246,200 was expended on operations and $ 32,266 was spent on exploration and development of mineral property interest compared to a $ 3,989 surplus on operations and $ 66,603 being spent on exploration and development in 2002. The Company’s cash reserves as at February 28, 2003 were a $ 12,184 deficit compared to a $ 1,819 surplus at February 28, 2002 and the working capital deficit increased by $ 146,969 to $ 1,136,037 compared to $ 989,068 as at February 28, 2002. The Company plans to raise funds through sale of capital stock and through option agreements on its mineral properties.